September 29, 2011

John Stickel and Tetyana (Tonya) Aldave
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Dragon Bright Mintai Botanical Technology (Cayman) Limited Registration Statement on Form F-1 Filed on September 29, 2011

Dear Mr. Stickel and Ms. Aldave:

On behalf of Dragon Bright Mintai Botanical Technology (Cayman) Limited (“Dragon Bright” or the “Company”), set forth below is the Company’s response to the comment of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) communicated to us at the call on September 28, 2011.  We are also filing today through the EDGAR system an amended Form F-1 reflecting the Company’s response to the Staff’s comment.

We hereby confirm that we acknowledge that the Company is responsible for the accuracy and adequacy of the disclosure in the filing, that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing, and that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

After further consideration and review of certain additional industry and media reports, including China’s Timber Supply Outlook, 2011-2015 published by RISI, China Paper Industry Analysis Report (Fourth Quarter of 2010) published by China Economic Information Network Data Co., Ltd. and statistics from the PRC Customs Administration, the Company has determined to amend the Industry section of the Form F-1 by adding certain additional information and statistics from the above sources.

In addition, the Company believes that the current disclosures regarding the discussions of the 2007 and 2008 reports should remain in the Form F-1.  The 2007 report was published by Deutsche Bank and, after review of the subsequently published industry reports, the Company has not found any update or change to the statement that “the PRC government relies increasingly on the private sector to develop fast growth high yield tree species” in other industry or media reports.  The 2008 report was published on a website of the Chinese paper manufacturing industry association and, after review of the subsequently published industry reports, the Company has not found any update to the discussions regarding the disadvantages of using straw pulp for paper manufacturing, and the possible trend to change to wood pulp for paper manufacturing. The Company believes that these discussions are relevant and helpful for investors to understand the Company’s business prospect.

The Company confirms that all of the reports described above are publicly available.

If you have any questions regarding the Form F-1, please do not hesitate to contact Mr. David A. Sakowitz in our New York office at (212)  294  2639 or me in our Hong Kong office at +852-2292 2222.

Thank you for your attention to our filing.

Sincerely,

By: /s/ Simon Luk
Simon Luk
of Winston & Strawn

Enclosures

cc:	Anita Lai Lai Ho, Chairwoman and Chief Executive Officer, Dragon Bright Mintai Botanical Technology (Cayman) Limited
Claire Yi-Chiun Chang, Chief Financial Officer, Dragon Bright Mintai Botanical Technology (Cayman) Limited
Scott D. Magnuson, GHP Horwath, P.C.
David A. Sakowitz, Winston & Strawn LLP